Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

2003 Fourth Quarter and Preliminary Full Year Results

SIGNATURES

2003 Fourth Quarter and Preliminary Full Year Results

The Board of Directors of Fiat S.p.A. met today under the chairmanship of Umberto Agnelli to review the Group's preliminary consolidated results for the fourth quarter and full year 2003.

2003 Highlights

The operating and financial results for the fourth quarter and full year 2003, which should be viewed taking into account the timing of the Group's disposal process, remain negative in certain areas but show marked improvement in others. This positive trend is even more pronounced on the basis of comparable 2002 and 2003 data, after eliminating the impact of assets divested during the two years.

  In 2003, the Group cut its full year operating loss by 252 million euros to 510 million euros, compared with a 762 million euro operating loss in 2002. On a comparable basis (continuing operations), the Group's operating loss was halved, resulting in an improvement of more than 600 million euros.

  In the fourth quarter of the year, the Group posted operating income of 142 million euros. Based on continuing operations, operating income improved by 281 million euros from the comparable period in 2002, underscoring the strong positive initial impact of the Group's Relaunch Plan.

  The Group's pre-tax loss improved by 3.5 billion euros, from 4.8 billion euros in 2002 to 1.3 billion euros in 2003. The loss reduction of more than 70% reflects the turnaround in operating performance, lower non-operating charges and higher gains on asset disposals.

  The Group's consolidated net loss (1.9 billion euros) was 2.3 billion euros less than in 2002, after about 650 million euros in income taxes, which, however, had no impact on the Group's financial position.

  Net financial position improved by about 800 million euros (from -3.8 billion euros at the beginning of the year to about -3.0 billion euros at the end of December). With positive net cash flow of about 2 billion euros, the Group had liquid assets of 7 billion euros at year-end.

  Implementation of the Fiat Group Relaunch Plan is proceeding in line with expectations, both in financial terms (cash generation) and operating terms (lower overhead, better margins due to the introduction of new products, technological revitalization and progress toward achievement of operating breakeven at the Group level in 2004).

  The organization has been strengthened by the arrival of top executives from outside the Group and the optimization of competencies and professional skills available internally. In 2003, new managers were appointed to 12 of the Group's 19 senior management positions.

  The Group launched four new car models (Lancia Ypsilon, Fiat Panda, Fiat Idea and Alfa GT), overhauled three existing models (Fiat Punto, Alfa 156 and Alfa 166) and introduced a host of new Iveco and CNH products.

A Year of Transition

For the Fiat Group, 2003 was a difficult and challenging year of transition. The Company operated in a global economy characterized by stagnant or contracting markets, while contending with the strengthening of the euro versus the U.S. dollar and other major currencies as well as the impact of highly destabilizing international political events. At the same time, in 2003 Fiat launched one of the most profound transformations in its history: a new management team was put in charge in late February; June saw the launch of a four-year industrial and financial plan; and the Group drastically altered the scope of its operations, focusing on its core automotive businesses and divesting a number of companies (Toro Assicurazioni, FiatAvio, Fiat Auto's European and Brazilian retail financing operations, Fraikin, and a controlling interest in IPI).

Preliminary results for the full year and the fourth quarter of 2003 show that all of the Group's continuing operations made significant progress. Most importantly, Fiat Auto is already beginning to benefit from cost reductions and the industrial synergies developed with General Motors, even though profit margin improvements were not fully realized, as new models launched at the end of 2003 could not produce their full positive impact on the year's result.

There are still challenges ahead as the Group continues on its long and difficult course. But Fiat can take satisfaction in having met its goals for 2003 and brought its main operating and financial metrics in line with the objectives of its Relaunch Plan.

The Relaunch Plan

The results for the full year and the fourth quarter, together with the analysis of the progress to date, enable the Company to confirm its commitment to meeting the two main goals of the Relaunch Plan presented on June 26, 2003: to reach Group operating breakeven in 2004 and breakeven at the net income level in 2005.

The Group has already reached many of its stated objectives and work in other areas is progressing in line with expectations:

  Cash generation: Over 9 billion euros were generated from disposals and a capital increase.

  Operating breakeven: The positive performance of the fourth quarter points in the right direction.

  Corporate structure: A major effort made to streamline the Group structure, including the disposals completed during the year, will reduce the number of Group companies from 944 to about 610 by the end of 2004.

  Structural cost reduction: Eight of the 12 foreign plants slated for closure have been shut down, and staff levels have decreased as expected.

  Margin improvement: New product launches have been accelerated, and the average age of the product line has been lowered.

  Increasing Group synergies: Newly established cross-sector teams are accelerating the achievement of results. Thanks to these teams, a vast number of new projects were launched at the Operating Sectors and Business Units. Over 800 projects were being implemented at the end of 2003 and are expected to produce concrete improvements in the 2004 results. The number of projects and people involved in the turnaround effort has been growing steadily.

Group Results

The consolidated revenues of the Fiat Group totaled 47.3 billion euros in 2003, or 15% less than in the previous year (-7.3% on a comparable basis). The 2003 revenue figure also reflects the negative impact of the weakening of the U.S. dollar against the euro, which accounted for about half of the decrease on a comparable basis, and the effect of unfavorable market conditions on certain Group Sectors.

In the fourth quarter, revenues totaled 12.7 billion euros, down from 14.9 billion euros in the last three months of 2002 (-15.1%). On a comparable basis, revenues show a decrease of 2.1%.

The 2003 operating loss amounted to 510 million euros, a 252 million euro improvement compared to 2002. Based solely on continuing operations, the operating loss was nearly halved, representing an improvement of more than 600 million euros.

In the fourth quarter of 2003, the Group earned operating income of 142 million euros (compared to breakeven in the closing quarter of 2002). Based solely on continuing operations, operating income totaled 132 million euros in the last three months of 2003, versus an operating loss of 149 million euros in the same period a year earlier.

The steady improvement in operating income quarter after quarter is especially noteworthy. On a comparable basis, the improvement in operating result over the corresponding periods in 2002 was 67 million euros in the first quarter, 148 million euros in the second quarter, 138 million euros in the third quarter and 281 million euros in the fourth quarter.

The higher operating performance achieved in 2003 is mainly the result of the efficiency improvements made possible by the implementation of the Relaunch Plan, which enabled the Group to cut costs by about 1.2 billion euros. This achievement was accomplished despite a rise of more than 100 million euros in R&D spending and the negative impact of lower unit sales and prices.

The Group's operating performance in 2003 reflects the positive contribution of its non-automobile businesses. On a comparable basis, Fiat Auto cut its losses by one-third.

The Group's pre-tax loss totaled 1.3 billion euros in 2003, compared with a loss of 4.8 billion euros in the previous year. This improvement, which reflects the decrease in the operating loss, was also made possible by:

  Better results from equity investments (positive change of 534 million euros), which in 2002 had been burdened by losses incurred to mark to market the portfolios of equity securities held by Fiat's insurance companies, which were divested in May 2003.

  A decrease in non-operating charges, due mainly to a reduction in restructuring provisions and costs, and lower extraordinary asset write-downs.

  Higher gains earned on asset disposals compared with 2002. These gains included 1,258 million euros, net of transaction costs, on the sale of FiatAvio; 390 million euros, net of transaction costs, on the disposal of Toro Assicurazioni; 103 million euros on the disposal of Fiat Auto's Brazilian retail financing operations; and 15 million euros on the sale of IPI. Non-operating income earned in 2002 included, among other items, the gains generated by the disposals of a 34% interest in Ferrari and a 14% interest in Italenergia Bis.

The Group's consolidated net loss amounted to 1.9 billion euros, as compared to a net loss of 4.3 billion euros in 2002, after about 650 million euros in income taxes. Most of this amount represents the utilization of tax assets, which had virtually no impact on the Group's cash position.

Thanks to the net cash flow for the year, which was positive by 2 billion euros, the Group's liquid assets (cash and marketable securities) rose from 5 billion euros to 7 billion euros.

At the same time, gross borrowings decreased from 29.6 billion euros at the end of 2002 to 22.5 billion euros at the end of 2003. The net indebtedness of the Group's industrial operations (borrowings less cash and marketable securities) fell to 5.1 billion euros, versus 7.4 billion euros at the end of 2002.

Net financial position improved by about 800 million euros, from a negative balance of 3.8 billion euros at the end of 2002 to a negative balance of about 3.0 billion euros at December 31, 2003. During the course of the year, the net resources generated by disposals and the capital increase completed in August more than offset operating liquidity needs, i.e., the loss for the period, an increase in working capital and funding requirements.

The rise in working capital was caused in part by the higher inventory levels maintained in connection with the launch of new models. Inventories are expected to fall in 2004.

At December 31, 2003, the Group had sold trade receivables and other receivables maturing after the end of the year. Receivables sold with recourse totaled 2,130 million euros (2,505 million euros at December 31, 2002), while those sold without recourse totaled 4,653 million euros (4,537 million euros at December 31, 2002).

Additional factoring transactions that did not have an impact on working capital and the net financial position include the sale of financial receivables (chiefly amounts owed by retail customers to the Group's financial services companies) maturing after December 31, 2003. As of the end of the year, 59 million euros were sold with recourse (13 million euros at December 31, 2002) and 5,214 million euros were sold without recourse (9,257 million euros at December 31, 2002).

Automobile Sector

In 2003, Fiat Auto worked hard to launch new products, upgrade its existing models and improve the performance of its industrial operations. This effort gained fresh momentum during the second half of the year with the start of specific programs implemented under the Relaunch Plan. Special focus was placed on increasing the competitiveness of Fiat Auto's cost structure, revitalizing its technological innovation capabilities and requalifying its distribution networks. Most importantly, Fiat Auto significantly stepped up the renewal of its product line, launching four new models (Lancia Ypsilon, Fiat Panda, Fiat Idea, Alfa GT) and overhauling three existing models (Fiat Punto, Alfa 156 and Alfa 166). These new products were immediately welcomed by the motoring public and received prestigious international awards. Most notably, the Fiat Panda was named 2004 Car of the Year.

These developments occurred against a backdrop of weak economic conditions, which had a negative impact on the automobile market. Compared with 2002, demand fell by 1.2% both in Italy and in Western Europe as a whole. Sales were down a steep 6.4% in France, held steady in Great Britain and Germany, and grew by 4.3% in Spain. In other world markets important to Fiat Auto, demand contracted by 3.2% in Brazil, but expanded by 16.3% in Poland.

In this environment, Fiat Auto sold just under 1.7 million vehicles in 2003, or 8.8% less than in 2002. This drop in unit sales and an increase in competitive pressure caused revenues to fall by 9.6% to 20,010 million euros (approximately -8% on a comparable basis).

At 5,706 million euros, fourth quarter revenues were essentially unchanged from the last three months of 2002.

The reduction in annual unit sales was caused by continuing weakness in the Sector's principal markets, the elimination of environmental incentives and the limited range of Fiat Auto products available during most of the year. New models were launched only during the second half of 2003 and, consequently, had only a marginally positive impact on the results for the year.

These negative factors, coupled with challenges associated with the transition from old to new models, caused Fiat Auto's total sales in Western Europe to decrease by 9.4%, as drops in France (-16.3%) and Italy (-11.5%) were offset in part by gains in Spain (+14.8%) and Great Britain (+1.4%). Outside Western Europe, shipments were up a strong 15.9% in Poland, but fell by 11.3% in Brazil where, however, the sales trend was reversed in the fourth quarter of the year (+8.5%).

The Sector's market share decreased to 7.4% in Western Europe as a whole (-0.7 percentage points compared with 2002) and 28% in Italy (-2.2 percentage points compared with 2002), but held steady in Poland (17.8%) and Brazil (25.2%). At 11.2%, Fiat Auto's penetration of the European market for light commercial vehicles was 1.4 percentage points less than in 2002, even though total market demand contracted by 2.0% during the same period. In Italy, the Sector's share of this market segment was down slightly (-2.6 percentage points), but Fiat still accounted for almost 44% of all light commercial vehicles sold.

The Sector reported an operating loss of 979 million euros in 2003, compared with a loss of 1,343 million euros in 2002. This substantial improvement, achieved despite a decrease in unit sales and the disposal of the retail financing operations, reflects the savings made possible by the implementation of a cost-cutting plan and the industrial synergies realized during the year. The operating loss incurred in the fourth quarter (-97 million euros) is significantly lower than those reported in previous quarters, confirming the positive momentum enjoyed at the end of 2003.

Agricultural and Construction Equipment Sector

In 2003, the global market for agricultural equipment expanded by 7% compared with 2002, due to a positive performance in North America (+18.9%), where demand was up in all tractor segments, but decreased slightly for combine harvesters. In Western Europe, however, shipments were down across the board, with an especially sharp decrease for combines.

Compared with 2002, the Sector posted significant increases in sales of combine harvesters in its principal markets, improving its market share in North America and Western Europe. However, shipments of tractors lagged last year's pace.

The market for construction equipment grew by 9.3% compared with 2002, thanks to gains in North America (+9% compared with 2002) and Asia, which more than offset contractions in Western Europe (-1.6%) and Latin America (-18.7%). However, the Sector's total unit sales of construction equipment were down compared with 2002.

CNH had revenues of $10,654 million in 2003 (equal to 9,418 million euros), compared with $9,928 million (equal to 10,513 million euros) in 2002. The increase shown by revenues reported in U.S. dollars, the Sector's reporting currency, is mainly due to foreign exchange fluctuations.

Fourth quarter revenues totaled $2,856 million (2,404 million euros), up from $2,584 million (2,578 million euros) in the last three months of 2002. On a comparable foreign exchange basis, revenues reported in U.S. dollars show a slight increase compared with the fourth quarter of 2002, due to higher shipments of combine harvesters.

CNH reported operating income of $259 million, compared with $154 million in 2002 (229 million euros and 163 million euros, respectively). This gratifying performance reflects the positive impact of the programs implemented under the Relaunch Plan to increase profitability as well as improved margins from new products. Similar reasons explain the gains achieved in the fourth quarter of 2003, when operating income increased to $115 million (equal to 99 million euros), up from $60 million (61 million euros) in the closing quarter of 2002.

Commercial Vehicles Sector

Overall, the market for commercial vehicles held relatively steady in 2003, contracting by just 0.6% compared with 2002. In Italy, however, the end of the tax incentives provided under the Tremonti Bis Law had a negative impact on demand, which decreased by 15.6%. The largest declines occurred in shipments of light and intermediate vehicles, which fell by 17.5% and 16.7%, respectively.

In this environment, Iveco sold around 146,000 vehicles, or 9.6% less than in 2002. Its share of the Western European market decreased to 11.5% (-1.3 percentage points compared with 2002), but the launch of the New Eurocargo enabled the Sector to retain its leadership of the intermediate-vehicle segment of the market.

In Italy, the decrease in unit sales was in line with the drop in market demand. Iveco's overall market share showed little change from one year to the next (30.5% in 2003, compared with 31% in 2002), with a slight gain in the intermediate-vehicle segment (61.2%, or 1.3 percentage points more than in 2002).

In 2003, Iveco had revenues of 8,440 million euros, down from 9,136 million euros in the previous year. Changes in the scope of consolidation are the main reason for this decrease. On a comparable basis, revenues were roughly unchanged from the 2002 level. Revenues for the fourth quarter totaled 2,455 million euros, up from 2,438 million euros in the last three months of 2002.

Iveco earned operating income of 81 million euros in 2003 (102 million euros in 2002). This decrease was caused mainly by changes in the scope of consolidation, since the negative impact of lower unit sales and unfavorable foreign exchange rates was nearly entirely offset by efficiency gains, which reduced product costs and overhead. Operating income for the fourth quarter totaled 61 million euros, up from 39 million euros in the final quarter of 2002.

In 2003, Iveco continued to work tirelessly on product innovation. The most recent fruits of these efforts include the Stralis equipped with the innovative Active Day and Active Time cabs, which was honored with the 2003 Truck of the Year award, and the recent launch of the new Eurocargo, which represents a further enhancement of the Sector's line of intermediate vehicles.

Ferrari and Maserati

In 2003, Ferrari matched its successes in Formula 1 racing with gains in revenues, which it was able to achieve despite the weakness of the U.S. dollar. This improvement reflects higher unit sales of Ferrari automobiles, which offset the decrease in shipments of Maserati models caused by weak demand, particularly in the convertible segment in the U.S. market. Operating income was lower than in 2002 due to the high level of R&D spending on new products and unfavorable foreign exchange rates, which offset the positive impact of higher unit sales and product-mix improvements for Ferrari models.

In 2003, Maserati introduced the Quattroporte, its luxury car flagship, and Ferrari used the Detroit Motor Show to unveil the Ferrari 612 Scaglietti, which will replace the 456 in the Grand Touring market segment.

Other Sectors

When the negative impact of foreign exchange rates is excluded, Magneti Marelli shows a slight increase in revenues. Operating income was up sharply compared with the previous year, thanks to the beneficial impact of programs to cut materials costs and overhead.

Comau's 2003 revenues were little changed from the previous year, despite the impact of unfavorable exchange rates. The Sector's ability to achieve operating breakeven represents a marked improvement over the previous year's performance.

Teksid experienced a decrease in revenues, due mainly to the sale of its Aluminum operations. Had it not been for this disposal and the negative impact of unfavorable exchange rates, higher volumes would have produced an increase in the Sector's revenues, while cost-cutting programs would have boosted its operating performance.

Business Solutions reported lower revenues, chiefly as a result of asset disposals. Revenues were also negatively affected by a general contraction of the services market and the refocusing of the Sector's operations on providing its services to customers within the Group. The change in scope of consolidation also explains the decrease in operating income, which would have been higher than in 2002 on a comparable basis.

Itedi increased its revenues in 2003, thanks to higher advertising billings and the success of promotional programs launched to boost sales of the daily newspaper La Stampa. Operating income was up sharply, reflecting revenue gains, efficiency gains and lower newsprint costs.

CHANGES IN THE STRUCTURE OF THE GROUP

Several transactions that had an impact on the Group's structure were completed during fiscal 2003.

The most important transactions affecting the scope of consolidation in fiscal 2003, as compared with the previous year, are reviewed below:

  In the first quarter of 2003, Iveco sold the activities of Fraikin to Eurazeo. The operations of Fraikin, which specializes in the long-term vehicle leasing business, were deconsolidated as of the beginning of 2003.

  In the first quarter of 2003, Business Solutions sold approximately 56% of IPI S.p.A. to the Zunino Group. IPI S.p.A., which was deconsolidated as of January 1, 2003, operates in the field of large property improvement, management, and sales.

  Fiat Auto Holdings' retail financing activities in Brazil were sold to the Itaù banking group at the end of March 2003 and deconsolidated from that date.

  The agreement to sell Toro Assicurazioni to the DeAgostini Group was signed on May 2, 2003 and the Sector's operations were therefore deconsolidated as of the same date. The sale proceeds were received on July 30, 2003, concurrently with the official transfer of the Toro Assicurazioni shares.

  On May 27, 2003, as part of the agreement signed by Fiat and Capitalia, Banca Intesa, San Paolo-IMI and Unicredito on March 11, 2003, and following approval by the competent authorities, the first part of the transaction for the sale by Fiat to the Banks of a majority interest (51%) of Fidis Retail Italia was concluded. Fidis Retail Italia is the company that controls the European activities of Fiat Auto Holdings in the field of retail consumer financing for automobile purchases.

  The sale to Fidis Retail Italia of the investments in the other financial companies covered by the agreements was finalized in October 2003, with the sole exception of the company active in Great Britain for which clearance from competent authorities is pending.

  In execution of the contract signed on July 1, 2003 and after having met the conditions precedent, the sale of the aerospace activities of FiatAvio to Avio Holding S.p.A., a company 70% owned by The Carlyle Group and 30% by Finmeccanica S.p.A., was finalized. Said activities were therefore deconsolidated effective from the date of the agreement (July 2003).

Subsequent Events

In January 2004, the momentum generated by the success of new models benefited the entire line of Fiat, Lancia and Alfa Romeo cars, enabling Fiat Auto to increase its share of the Italian market to more than 30.9%.

In February, 70% of Fiat Engineering was sold to Maire Holding. The sale was completed using a fair value of 115 million euros for 100% of the company's equity. Based on its pro-rata interest in the interest sold, the Fiat Group will book a consolidated gain of about 54 million euros. The parties hold call and put options that are exercisable within three years on the remaining 30% interest.

Also in February, Fiat signed a contract to sell 65 million ordinary shares of Edison S.p.A., which represent Fiat's direct interest in Edison.

As Fiat retains its 24.6% interest in Italenergia Bis, Edison's parent company, this transaction will not affect the Group's future strategic options.

2004 Outlook

The major restructuring and cost-containment programs launched in 2003 helped the Fiat Group improve some of its key performance metrics. More importantly, they enabled it to end the year with strong positive momentum. Fiat is carrying this momentum into 2004, when the benefits produced by the Relaunch Plan will be even greater. Moreover, the results attained in 2003 are in line with expectations, confirming that Fiat is progressing on schedule toward the achievement of its stated goals.

Also in 2004, Fiat Auto will continue to pursue the implementation of the Relaunch Plan with vigor and determination, while deploying a new organizational structure. In a market environment characterized by relative stability both in Italy and the rest of Europe, Fiat Auto's goal will be to further increase the profitability of its sales, optimizing volume levels and margins and maximizing the revenue contribution of new products, which should account more than 50% of total revenues by the end of 2004.

Fiat Auto expects to post further reductions in its operating loss during the year as it continues to pursue its objective of achieving breakeven by 2005. The goal for the other Sectors is to report improved operating results compared to 2003.

At the Group level, the overall objective for 2004 remains the achievement of operating breakeven.

Turin, February 27, 2004

 Fourth quarter 2003 results

Statement of Operations of the Fiat Group

	4th quarter		Fiscal year
(in millions of euros)	2003	2002	2003	2002
Net revenues	12,660	14,907	47,271	55,649
Cost of sales	10,657	13,034	40,830	48,619
Gross operating result	2,003	1,873	6,441	7,030
Overhead	1,064	1,321	4,748	5,782
Research and development	445	405	1,747	1,748
Other operating income (expenses)	(352)	(144)	(456)	(262)
Operating result	142	3	(510)	(762)
Investment income (expenses)	(114)	(410)	(156)	(690)
Non-operating income (expenses)	(811)	(3,014)	347	(2,503)
EBIT	(783)	(3,421)	(319)	(3,955)
Financial income (expenses)	(310)	(253)	(979)	(862)
Income (loss) before taxes	(1,093)	(3,674)	(1,298)	(4,817)
Income taxes	(27)	(693)	650	(554)
Net income (loss) before minority interest	(1,066)	(2,981)	(1,948)	(4,263)
Group interest in net income (loss)	(1,108)	(2,972)	(1,900)	(3,948)

Revenues by Sector

	4th quarter		Fiscal year
(in millions of euros)	2003	2002	2003	2002
Automobiles (Fiat Auto Holdings)	5,706	5,713	20,010	22,147
Agricultural and Construction Equipment (CNH Global)	2,404	2,578	9,418	10,513
Commercial Vehicles (Iveco)	2,455	2,438	8,440	9,136
Ferrari and Maserati	340	340	1,261	1,208
Automotive Components (Magneti Marelli)	864	878	3,206	3,288
Production Systems (Comau)	674	798	2,293	2,320
Metallurgical Products (Teksid)	214	204	844	1,539
Aviation (FiatAvio) (*)	-	431	625	1,534
Insurance (Toro Assicurazioni) (**)	-	1,549	1,654	4,916
Services (Business Solutions)	437	608	1,816	1,965
Publishing and Communications (Itedi)	116	105	383	360
Miscellanea and Eliminations	(550)	(735)	(2,679)	(3,277)
Total for the Group	12,660	14,907	47,271	55,649
(*)Revenues for the Aviation Sector are shown until the date of its sale (July 1, 2003)
(**)Revenues for the Insurance Sector are shown until the date of its sale (May 2, 2003)

Operating Result by Sector

	4th quarter		Fiscal year
(in millions of euros)	2003	2002	2003	2002
Automobiles (Fiat Auto Holdings)	(97)	(180)	(979)	(1,343)
Agricultural and Construction Equipment (CNH Global)	99	61	229	163
Commercial Vehicles (Iveco)	61	39	81	102
Ferrari and Maserati	39	38	32	70
Automotive Components (Magneti Marelli)	16	-	32	(16)
Production Systems (Comau)	10	(75)	2	(101)
Metallurgical Products (Teksid)	3	1	12	27
Aviation (FiatAvio) (*)	-	56	53	210
Insurance (Toro Assicurazioni) (**)	-	40	44	147
Services (Business Solutions)	19	22	45	67
Publishing and Communications (Itedi)	7	9	10	3
Miscellanea and Eliminations	(15)	(8)	(71)	(91)
Total for the Group	142	3	(510)	(762)
(*)Operating result for the Aviation Sector is shown until the date of its sale (July 1, 2003)
(**)Operating result for the Insurance Sector is shown until the date of its sale (May 2, 2003)

Balance Sheet of the Fiat Group

(in millions of euros)	At 12.31.2003	At 9.30.2003	At 12.31.2002
ASSETS
Intangible fixed assets	3,724	4,023	5,200
Property, plant and equipment	9,675	9,946	12,106
Financial fixed assets	3,950	4,121	6,638
Investments on behalf of life insurance policyholders who bear the risk	-	-	6,930
Financial receivables held as fixed assets (*)	29	24	48
Financial leasing of Group assets (*)	1,797	2,645	2,947
Financial assets not held as fixed assets	120	121	6,094
Net inventories (1)	6,912	6,818	7,050
Trade receivables	4,553	4,580	5,784
Other receivables	3,081	3,239	3,351
Financial receivables (*)	10,750	13,880	18,411
Deferred tax assets	1,879	2,536	3,499
Cash and securities (*)	7,000	7,206	4,996
Trade accruals and deferrals	407	487	579
Financial accruals and deferrals (*)	386	414	661
TOTAL ASSETS	54,263	60,040	84,294
LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity	7,494	9,011	8,679
Deferred income tax reserve	211	959	1,236
Reserves for risks and charges	5,168	5,464	15,390
Reserve for employee severance indemnities	1,313	1,481	1,609
Policy liabilities and accruals where the investment risk is borne by policyholders	-	-	7,000
Trade payables	12,588	10,982	13,267
Other payables (1)	3,170	3,413	4,771
Financial payables (*)	22,034	26,000	28,923
Trade accruals and deferrals	1,329	1,609	1,499
Financial accruals and deferrals (*)	956	1,121	1,920
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	54,263	60,040	84,294

NET FINANCIAL POSITION (*)	(3,028)	(2,952)	(3,780)
(1) Net of advances received for contract work in progress (8,448 million euros at December 31, 2003, 8,270 million euros at September 30, 2003 and 8,227 million euros at December 31, 2002).

Statement of Operations by Continuing and Discontinuing Operations

	Fiscal 2003			Fiscal 2002
(in millions of euros)	Continuing Operations	Discontinuing Operations	Consolidated	Continuing Operations	Discontinuing Operations	Consolidated
Net revenues	44,498	2,949	47,271	48,026	8,051	55,649
Gross operating result	6,030	411	6,441	6,077	953	7,030
Operating result	(714)	204	(510)	(1,348)	586	(762)
EBIT	(434)	146	(319)	(3,876)	(10)	(3,955)
Income (loss) before taxes	(1,501)	234	(1,298)	(4,970)	222	(4,817)
Net result of normal operations	(2,042)	125	(1,948)	(4,271)	77	(4,263)
Net income (loss) before minority interest	(1,952)	125	(1,948)	(4,285)	63	(4,263)

	Fourth Quarter 2003			Fourth Quarter 2002
(in millions of euros)	Continuing Operations	Discontinuing Operations	Consolidated	Continuing Operations	Discontinuing Operations	Consolidated
Net revenues	12,604	195	12,660	12,876	2,321	14,907
Gross operating result	1,908	95	2,003	1,594	279	1,873
Operating result	132	10	142	(149)	152	3
EBIT	(790)	12	(783)	(3,142)	(245)	(3,421)
Income (loss) before taxes	(1,100)	12	(1,093)	(3,476)	(164)	(3,674)
Net result of normal operations	(1,071)	10	(1,066)	(2,790)	(157)	(2,981)
Net income (loss) before minority interest	(1,066)	10	(1,066)	(2,988)	(177)	(2,981)

Net Indebtedness and Net Financial Position by Activity

	At 12.31.2003				At 12.31.2002
(in millions of euros)	Consolidated	Industrial activities	Financial activities	Discontinuing operations	Consolidated	Industrial activities	Financial activities	Discontinuing operations
Financial liabilities	(22,034)	(11,531)	(9,909)	(594)	(28,923)	(10,050)	(12,630)	(6,243)
Accrued financial expenses	(593)	(416)	(171)	(6)	(785)	(555)	(108)	(122)
Prepaid financial expenses	85	68	17	-	118	63	19	36
Cash	3,211	3,121	77	13	3,489	2,746	153	590
Securities	3,789	3,670	119	-	1,507	386	338	783
Net indebtedness	(15,542)	(5,088)	(9,867)	(587)	(24,594)	(7,410)	(12,228)	(4,956)

Financial receivables and leased assets	12,576	2,114	9,715	747	21,406	2,502	10,942	7,962
Accrued financial income	301	298	3	-	543	351	32	160
Deferred financial income	(363)	(65)	(195)	(103)	(1,135)	(70)	(211)	(854)

Net Financial Position	(3,028)	(2,741)	(344)	57	(3,780)	(4,627)	(1,465)	2,312

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2004

FIAT S.p.A.

	BY:	/s/ Enrico Zecchini Enrico Zecchini Power of Attorney